

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 28, 2017

Mr. Lawrence Reinhold
President and Chief Executive Officer
Systemax, Inc.
11 Harbor Park Drive
Port Washington, New York 11050

> **Re: Systemax, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 16, 2017**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2017**
> **Filed August 8, 2017**
> **Form 8-K**
> **Filed August 1, 2017**
> **Definitive Proxy on Schedule 14A**
> **Filed April 24, 2017**
> **File No. 001-13792**

Dear Mr. Reinhold:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Results of Operations, page 26

1. In future filings, please ensure you reconcile the Non-GAAP segmental and consolidated gross profit figures and consolidated and European Technology Products Group sales figures provided in this table to the most comparable GAAP measures. See Regulation

G, Item 10(e) of Regulation S-K, and Question 104.04 of our May 17, 2016 Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Form 10-Q for Fiscal Quarter Ended June 30, 2017

Financial Statements

Note 1. Basis of Presentation, page 9

2. We note your disclosure on page 9 that you sold your SARL Businesses on March 24, 2017 and, in connection with this transaction, received a note receivable and a 5% residual equity position in the acquiring entity. Please tell us how you accounted for this disposition. In doing so, identify the entity whose stock you received, tell us how you determined the fair value of the 5% equity investment, and quantify the transaction-date amounts recorded on your balance sheet for this investment and the note receivable. Please refer to ASC 820-10.

Form 8-K Filed August 1, 2017

Exhibit 99.1

3. In future earnings releases, please ensure you reconcile all Non-GAAP measures to the most comparable GAAP measure. It appears that you have not reconciled certain net sales, gross profit, and operating and net income figures presented on a consolidated basis on page 1 or certain sales, gross profit, and operating income measures presented on a segmental basis on pages 8 and 14. See Regulation G and Item 10(e) of Regulation S-K.

Definitive Proxy on Schedule 14A

Executive Compensation

Compensation Discussion and Analysis

2016 NEO Cash Bonus Plan, page 29

4. We note your supplemental response letter dated January 10, 2014 in response to comment 11 of our letter dated December 4, 2013, in which you describe how your compensation committee assessed performance with respect to non-financial goals, including a description of how you determined what payout levels should be for each non-financial goal and a description of the analysis the committee undertook to determine payout levels. It appears, however, that such disclosures do not appear in your filing. Please confirm that in future reports you will provide such disclosures. Please refer to Item 402(b)(v) of Regulation S-K. To the extent you rely on Instruction 4 to Item 402(b) to omit this information, please provide us with your analysis as to why you believe it is

proper for each individual non-financial metric targets and actual performance measures to be withheld. Please refer to Instruction 4 to Item 402(b) and Regulation S-K Compliance and Disclosure Interpretations Question 118.04 for guidance.

5. We note from your supplemental response letter dated January 10, 2014 in response to comment 12 of our letter dated December 4, 2013 that you described how you calculated non-equity incentive plan compensation earned in 2012 by named executive officers. We further note from your Summary Compensation Table for 2016 that non-equity incentive plan compensation was awarded to named executive officers; however, no explanation of how these amounts were calculated is provided. Please confirm that in future periodic reports you will provide an explanation of how you calculate the amount of non-equity incentive compensation awarded to your named executive officers. Please refer to Item 402(b)(v) and 402(e) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Sondra Snyder, Staff Accountant at (202) 551-3332 or Andrew Blume, Staff Accountant at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Danilo Castelli, Staff Attorney at (202) 551-6521 or Jacqueline Kaufman, Staff Attorney at (202) 551-3797 or me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products